UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

 PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

1.- To approve, in accordance with the terms of the legal documentation, the financial statements and management report of Banco Bilbao Vizcaya Argentaria,
S.A. corresponding to the year ending 31st December 2008, as well as the annual financial statements and management report of its consolidated Group corresponding to the same financial year.

2.- To approve the proposed application of earnings of Banco Bilbao Vizcaya
Argentaria, S.A. corresponding to 2008, to the sum of €2,835,167,855.16 (two billion, eight-hundred-and-thirty-five million, one-hundred-and-sixty-seven thousand, eight hundred and fifty-five euros sixteen cents), distributed in the following manner:

2.1 The sum of €1,877,732,529.63 (one billion, eight-hundred-and-seventy-seven million, seven-hundred-and-thirty-two thousand, five hundred and twenty-nine euros, sixty-three cents) will be earmarked for dividend pay-out.
This sum for dividend pay-out has already been distributed as the first, second and third interim dividends against 2008 accounts, such that the resolutions adopted by the Bank's board of directors under which said interim amounts were paid out on 24th June, 24th September and 22nd December are hereby ratified.

2.2 The rest of the Banco Bilbao Vizcaya Argentaria, S.A. 2008 earnings, ie, the sum of €957,435,325.53 (nine-hundred-and-fifty-seven million, four-hundred-and-thirty-five thousand, three hundred and twenty-five euros, fifty-three cents) will be allocated to the entity's voluntary reserves.

3.- To approve the management of the board of directors of the Banco Bilbao
Vizcaya Argentaria, S.A. in 2008.

4.- To empower the chairman, Mr Francisco González Rodríguez, the company secretary, Mr José Maldonado Ramos, and the company deputy-secretary, Mr Domingo
Armengol Calvo, severally, to deposit the financial statements, management reports and auditors' reports for the Bank and its consolidated Group, and to issue the certificated referred to in articles 218 of the Companies Act and 366 of the Company Registry regulations.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.
2.1.- To include a new article 53.b in the Banco Bilbao Vizcaya Argentaria, S.A.
bylaws, which will read as follows:

“Article 53.b
The AGM may resolve the distribution of dividends (either charged against the year's earnings or against unrestricted reserves) and/or of the share premium, in kind, provided that the goods or securities being distributed are standardised and sufficiently liquid or susceptible to liquidation. Such condition will be presumed met when securities are listed or are going to be listed for trading on a regulated market.

The regulation in the previous paragraph will also be applicable to the return of contributions in the event of a reduction in share capital."

This amendment to the bylaws must first obtain any authorisation that may be demandable under prevailing laws and/or regulations. The board of directors is expressly delegated the broadest most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the preceding resolutions. Said powers may be passed on totally or in part to the Executive committee and/or any of the directors.

2.2.- To approve a shareholder remuneration to supplement the 2008 dividend consisting in the pay-out in kind of part of the share premium reserve, by delivering Banco Bilbao Vizcaya Argentaria, S.A. shareholders treasury-stock shares representing the Company's share capital, in the proportion of one (1)
share for each sixty-two shares in circulation.

The maximum number of shares deliverable will, therefore, be sixty million, four-hundred-and-fifty-one thousand, one hundred and fifteen (60,451,115) shares from the Banco Bilbao Vizcaya Argentaria, S.A. treasury stock.

The transaction will charge against the share premium account a sum equivalent to the result of valuing each deliverable share at the average weighted price of the Banco Bilbao Vizcaya Argentaria, S.A. share on the continuous market in
Spain (Sistema de Interconexión Bursátil Español) on the trading day immediately prior to holding the Annual General Meeting of shareholders that approves this resolution (the "Benchmark Value"). The maximum price will be such that the charge against the share premium account cannot exceed the total balance on said account.

The right to receive this payout in kind, as agreed, will accrue in favour of those who, when the markets close on 9th April 2009, (the “Date of
Determination"), appear as holders of Banco Bilbao Vizcaya Argentaria, S.A.
shares on the accounting records of the participating entities of IBERCLEAR
(Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de
Valores, S.A.). The shares will be delivered as of 20th April 2009, through the systems and mechanisms established by IBERCLEAR.

The Company, acting as agent bank for these purposes, will coordinate and take the necessary and simply advisable measures and transactions with IBERCLEAR and its participating entities to instrument this pay-out in kind under the terms and conditions established herein and those that the Banco Bilbao Vizcaya
Argentaria, S.A. board of directors may resolve, where applicable.

Additionally, it is hereby resolved to establish the mechanism to facilitate the payout to those shareholders that, on the Determination Date, own a number of shares surpassing a multiple of sixty-two or that does not reach said figure of sixty-two (the shares that, in the first case, constitute the excess or, in the second, constitute the shortfall, will be called the "Remainder"):

(i) As of 20th April 2009 Banco Bilbao Vizcaya Argentaria, S.A., through
IBERCLEAR and its participating entities, will deliver to shareholders that are duly legitimated the full number of shares due by virtue of the exact swap ratio of one (1) share for each sixty-two (62) shares that they own.

 (ii) Given that, by applying the aforementioned swap ratio to the Remainders would mean that shareholders would be entitled not to an entire Banco Bilbao
Vizcaya Argentaria, S.A. share but the equivalent of a fraction thereof (the result of dividing the Surplus by sixty-two, hereinafter the "Fraction"), a system will be established for "Fraction" settlement. It is understood that all
Banco Bilbao Vizcaya Argentaria, S.A. shareholders will be included in this settlement without needing to issue express instructions. Said system will mean settling the Fractions by paying out a cash sum equivalent to the Fraction value.

(iii) To such end, the value of the Fractions will be determined as a function of the Benchmark Value, such that the amount payable for each Fraction will be the result of multiplying said Benchmark Value by the Fraction, rounding the result to the closest euro-cent.

Banco Bilbao Vizcaya Argentaria, S.A. will publicly disclose said Benchmark
Value by filing a relevant event.

All amounts referred to above are gross, such that all withholdings and interim payments payable by law shall be to each shareholder’s account. Likewise, any fees or expenses that this distribution could incur for the IBERCLEAR participating entities or the depositary entities, under prevailing legislation, will be payable by the shareholders. Nonetheless, Banco Bilbao Vizcaya
Argentaria, S.A. will not charge any fee to shareholders whose shares are deposited in BBVA Group and are beneficiaries of this transaction.
All powers necessary to implement this resolution are conferred on the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent or any other person to whom the board of directors may grant direct proxy for such purpose. These powers include the development of the procedure established, and the powers needed or advisable to carry out any arrangements and proceedings that may be required for the success of the transaction.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

1.- To approve the merger plan subscribed by the directors of Banco Bilbao
Vizcaya Argentaria, S.A., 27th January 2009, and by the directors of the companies, Banco de Crédito Local de España, S.A. (Unipersonal) and BBVA
Factoring E.F.C., S.A. (Unipersonal), 26th January 2009, deposited in the
Companies Registries of Vizcaya, Madrid and Barcelona.

2.- To approve as merger balance sheet of Banco Bilbao Vizcaya Argentaria, S.A.
its balance sheet closed as of 31st December 2008, filed by the Company's board of directors, duly verified by the auditor of accounts and approved by this AGM under its agenda item one.

3.- Consequently, to approve the merger plan for absorption of Banco de Crédito
Local de España, S.A. (Unipersonal) and BBVA Factoring E.F.C., S.A.
(Unipersonal) by Banco Bilbao Vizcaya Argentaria, S.A., winding up but not liquidating the first two companies and making a block transfer under universal succession of their assets to Banco Bilbao Vizcaya Argentaria, S.A. All the rights and obligations of the wound-up companies, in general and without any reservation or limitation, will be subrogated to the absorbing company in compliance with the Companies Act.

The merger is expressly conditional on obtaining due authorisation from the
Ministry of Finance pursuant to article 45.c) of the Banking Act, 31st December
1946, and other concordant legislation.

The absorbed companies are fully and directly owned by Banco Bilbao Vizcaya
Argentaria, S.A. Consequently, pursuant to article 250 of the Companies Act, the merger, as envisaged in the merger plan, will not entail any increase in the capital of the absorbing company, nor is any kind of swap of shares and securities planned. Likewise, it will not be necessary for independent experts or directors to draw up any reports on the merger plan.

This plan for a merger by absorption is approved on the basis of the merger plan, and the following statement is made pursuant to article 228 of the
Companies Registry regulations:
A.- Identity of the companies participating

As absorbing company:

- Banco Bilbao Vizcaya Argentaria, S.A., Spanish company, with head office registered in Bilbao at 4 Plaza de San Nicolás, with tax identification number
A-48265169 and filed at the Vizcaya Companies Registry under Tome 2083, Folio 1, sheet number BI-17 A.

As absorbed companies:

- Banco de Crédito Local de España, S.A. (Unipersonal) Spanish company, with head office registered in Madrid at 4 Plaza de Santa Bárbara, with tax identification number A-28000719 and filed at the Madrid Companies Registry under Tome 2083, Section 8, Folio 1, sheet number M-25096.

Banco de Crédito Local de España, S.A. (Unipersonal) is directly 100% owned by
Banco Bilbao Vizcaya Argentaria, S.A.

- BBVA FACTORING E.F.C., S.A. (Unipersonal) Spanish company, with registered offices in Barcelona at 25 Paseo de Gracia, with tax identification number
A-48055180 and filed at the Barcelona Companies Registry under Tome 33645, Folio
128, Section 8, sheet number B-232894.

BBVA FACTORING E.F.C., S.A. (Unipersonal) is directly 100% owned by Banco Bilbao
Vizcaya Argentaria, S.A.

B. Conversion rate and share conversion procedure. Other mentions.

Pursuant to article 250.1 of the Companies Act, given that the absorbed companies are fully and directly owned by Banco Bilbao Vizcaya Argentaria, S.A., it is not necessary to increase the capital of Banco Bilbao Vizcaya Argentaria,
S.A.. Consequently, there is no need for the merger plan to make any mention of sections b) and c) in article 235 of the Companies Act, regarding the ratio and procedure for converting the shares of the absorbed companies, or the date as of which the new shares will grant entitlement to participate in corporate earnings. Likewise, pursuant to the conditions of the same article 250.1 of the
Companies Act, it is not necessary for the directors of the companies involved in the merger or any independent expert to draw up reports regarding the merger plan.

C. Date on which merger comes into effect for accounting purposes.

The date as of which transactions carried out by Banco de Crédito Local de
España, S.A. (Unipersonal) and BBVA Factoring E.F.C., S.A. (Unipersonal ) will be deemed to have been carried out by Banco Bilbao Vizcaya Argentaria, S.A. for accounting purposes, will be 1st January 2009.
D. Special voting rights and options.

No rights or option will be granted in the absorbing company as a consequence of the merger, as there are no holders of special classes of shares or special rights other than the shares in the absorbed companies.

E. Advantages attributable to the directors or independent experts of the absorbing company.

No advantage will be attributed in the absorbing company to the directors of any of the companies participating in the merger or to independent experts whose involvement is not necessary in this merger.

4.- Without prejudice to the proxies included in other resolutions adopted in today's AGM, and any other existing proxy, it is resolved:

To delegate to the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent, or any other Company proxy it deems pertinent, the most broad-ranging faculties required under law to implement the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the Bank of
Spain, the Financial Policy and Treasury Department (DGTPF), the Securities
Exchange Supervisor (CNMV), the entity charged with recording book entries, the governing companies of the Securities Exchanges, the Companies Registry and any
other public- or private-sector bodies that may be competent. To such ends, they may (i) establish, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required under law regarding the resolutions adopted by this AGM; (iii) grant any public and/or private documents they deem necessary or advisable; (iv) Grant the merger deed and any supplementary public or private documents that may be needed to make the incorporation of the absorbed companies' assets into those of the Company operative; (iv) effect settlements and guarantee the credits to creditors that oppose the merger under the terms and conditions established in the Companies
Act; (v) grant all the deeds for the inventory of goods, where applicable, or any others that may be necessary or advisable to accredit the absorbing company’s ownership over the goods and rights acquired as a consequence of the merger by absorption and achieve the filing in the public registries of any goods that require filing under the name of the absorbing company; (vi) engage in any acts that may be necessary or advisable to successfully implement the resolutions and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.
Under this first agenda item, the re-election of the director and Company secretary, Mr José Maldonado Ramos, to his seat on the board of directors for the term established in the bylaws is submitted for AGM approval.
Likewise, pursuant to the proposal made to the board of directors by the
Appointments & Remuneration committee, the re-election of the following directors for the term established in the bylaws is submitted to the AGM: Mr
José Antonio Fernández Rivero and Mr Enrique Medina Fernández as members of the board of directors in independent directorships.

Consequently, it is proposed that the AGM adopt the following resolutions:

4.1.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr José Antonio Fernández Rivero, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la
Castellana, Madrid, and tax identity document 10,776,014 E.

4.2.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr José Maldonado Ramos, of full age, married,
Spanish national, with address for these purposes at 81 Paseo de la Castellana,
Madrid, and tax identity document 1,381,560 L.

4.3.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr Enrique Medina Fernández, of full age, married,
Spanish national, with address for these purposes at 81 Paseo de la Castellana,
Madrid, and tax identity document 15,706,476 Y.

Pursuant to paragraph 2 of article 34 of the corporate bylaws, determine the number of directors at whatever number there are at this moment, in compliance with the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

Mr. JOSÉ ANTONIO FERNÁNDEZ RIVERO Director
Born in Gijón (Asturias) in 1949. Married. Graduated in Economic Sciences from the Universidad de Santiago. Professional Background: 1976 – Joined Arthur
Andersen (Systems). 1977 –Joined Banco de Vizcaya, where he was Director of
Administration and Control for the International Division. 1986 – Chairman of
the Management Committee of Banque de Gestion Financière, S.A. (Bélgica).
1988-1989 – Was Deputy Director General for Planning and Control in Commercial
Banking, and later Regional Director of Retail Banking. In 1990 he joined Banco
Exterior de España as Comptroller General, occupying the same post in
Corporación Bancaria de España (Argentaria) from 1991 to 1995, where he was appointed Director General for Internal Comptrol and Oversight. In 1997 he took over the duties of General Manager for Organisation, Systems, Operations, Human
Resources, Purchases and Real Estate. In 1999, after the merger with BBV, he was appointed General Manager of BBVA Systems and Operations. Was appointed Group
General Manager in 2001, with a wide range of responsibilities in different areas. He was, as BBVA representative, member of the Board of: Telefónica,
Iberdrola, Banco de Crédito Local, and Chairman of Adquira. He was appointed to a BBVA Directorship on 28th February 2004 and Chairman of Risks Committee on
30th March 2004.

Mr. JOSÉ MALDONADO RAMOS Director and Secretary
Born in Madrid in 1952. Married. Graduated in Law from Universidad Complutense de Madrid, winning the extraordinary first Graduation Prize. Professional
Background: In 1978 passed State Exams and joined Spanish State Counsel Corps
(Cuerpo de Abogados del Estado). Was appointed Technical General Secretary to the Ministry of Territorial Administration, the Undersecretary of the same
Department in 1982. Has acted as Legal Secretary for various governing bodies on public companies, including: Astilleros y Talleres del Noroeste, S.A. (ASTANO);
Aplicaciones Técnicas Industriales, S.A. (ATEINSA); Oleaginosas Españolas, S.A.
(OESA); Camping Gas, S.A. and Aviación y Comercio, S.A. (AVIACO). Has been
Secretary of the Board and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (ENDIASA); Astilleros Españoles,
S.A.; and Iberia Líneas Aéreas de España, S.A. Practicing lawyer: Legal Counsel for Banco Exterior, S.A.; Legal Counsel for Banco Internacional de Comercio,
S.A. and Banco Central Hispanoamericano S.A., as well as Director and Secretary of Sindibank, S.B. Was appointed Director and Secretary General of ARGENTARIA in
April 1997. Was appointed Director and Secretary General of BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. on 28th January 2000.

Mr. ENRIQUE MEDINA FERNÁNDEZ Director
Born in La Puebla de Montalbán (Toledo) in 1942. Married. Graduated in Law at
Universidad Complutense de Madrid. Professional Background: 1967 Joined Spanish
State Counsel Corps (Cuerpo de Abogados del Estado). Held posts in the
Government’s Tax and Courts Service in Cáceres; Directorate General for
Administrative Judicial Review; and in the Supreme Court. Head of the Technical
Advisory Bureau for the Undersecretary of Finance and Director General for
Territorial Planning. In 1971, was appointed Director on the Board of Banco de
Crédito a la Construcción. From 1975 to 1981, held the post of Director and
Secretary of the Board for Banco de Progreso. From 1985 to 1989, held same posts in Corporación Financiera Alba and From 1989 to 1991, in Banco Urquijo. Deputy
Chairman of Ginés Navarro Construcciones until it merged to become Grupo ACS. He was appointed to a BBVA directorship on 28th January 2000.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

As five years have ensued since the AGM, 28th February 2004, adopted its resolution under agenda item two, authorising the board of directors to increase the share capital, the following result ions are now proposed for adoption by the AGM:

1.- To delegate the board of directors powers as broad as may be necessary under law, to increase share capital, pursuant to article 153.1.b) of the Companies
Act, within the legal term of five years as of the date on which this AGM is being held, up to a maximum equivalent to 50% of the Company's share capital at the time of this authority. The board of directors may increase capital on one or several occasions, for the amount it decides, by issuing new ordinary or preferred shares with or without voting rights, or shares of any other kind permitted under law, including redeemable shares with or without a share premium at issue. The board of directors may establish the terms and conditions of the capital increase, determining the nominal value of the shares to be issued, their countervalue being payable in cash; the share specifications and any possible privileges they may confer; the attribution of the right to redemption and its terms and conditions, and the Company's right to redemption.
Calculations to determine the limit of the maximum amount that may be availed at any time (in terms of consuming the available limit), shall include the amount of the capital increases that, where applicable and in order to cover the conversion of debentures, may be made pursuant to the resolution adopted under agenda item six of the AGM, 14th March 2008.

To attribute the power to the board of directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 159.2 of the Companies Act.

Likewise, to attribute to the board of directors the power to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted, and to establish that in the event of incomplete subscription the capital will be increased by the amount effectively subscribed, pursuant to article 161.1 of the Companies Act and the new wording of article 5 of the corporate bylaws.

All this will be done pursuant to applicable legal and bylaw provisions at any time, and conditional on obtaining due permits.

2.- Likewise, it is resolved to request the listing of any shares that may be issued by virtue of the above resolution for trading on domestic and international securities exchanges on which the Bank shares are listed at the time when each capital increase is made, subject to compliance with any applicable regulations. To
such end, the board of directors is given authority, with express powers to substitute itself through the Executive committee or the director(s) or Company proxy(ies) it deems pertinent, to grant any documents and engage in any acts that may be necessary, including any act, declaration or arrangement before the competent authorities of the United States of America for the listing of the shares represented as ADSs or any other competent authority.

3.- Likewise, to authorise the board of directors, in compliance with article
141 of the Companies Act, to pass on to the Executive committee the powers delegated to it by the AGM regarding the aforementioned resolutions, with express authority for substitution by the chairman of the board (CEO), the chief operating officer (COO) or any other director or proxy of the Bank.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

To increase by €50,000,000,000 (FIFTY BILLION EUROS) the maximum nominal amount established by AGM resolution, 18th March 2006 under its agenda item three, and increased by the AGM, 16th March 2007 under its agenda item three and the AGM,
14th March 2008 under its agenda item five, against which the board of directors is authorised, subject to applicable legal provisions and conditional on obtaining due permits, within a maximum legal period of five years as of the first date mentioned above, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, to issue any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of covered bonds, warrants, totally or partially convertible for equity that the Company or another company may have already issued, or payable by cash settlement, or any other senior or secured nominative or bearer fixed-income securities (including covered bonds secured by a mortgage portfolio) in euros or any other currency, that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. Consequently, the total maximum nominal amount authorised is €235,000,000,000 (TWO-HUNDRED AND THIRTY-FIVE BILLION EUROS).

Likewise, to authorise the board of directors, under the same terms and conditions established under the afore-mentioned AGM resolutions, 18th March
2006, 16th March 2007 and 14th March 2008, to establish and determine, in the manner it deems most advisable, the other conditions inherent to each issue, with regard to the fixed, floating or indexed interest rate, issue price, nominal value of each certificate, its representation in single or multiple certificates or in book entries, form and date of redemption, and any other aspects related to the issue. To authorise the board of directors to request listing of the securities issued from the official exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or covenants as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the resolution of the AGMs, 18th March 2006, 16th March 2007 and 14th March 2008. Also, to empower the board of directors, pursuant to article 18 of the Companies Act, to in turn delegate the powers that the AGMs conferred on it under the afore-mentioned resolutions, to the Executive committee, with express powers to in turn delegate these to the chairman of the board of directors, the chief operating officer or any other Company director or proxy.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

1.- Repealing the part not executed from the resolution adopted at the Annual
General Meeting, 14th March 2008, to authorise the Bank, directly or through any of its subsidiaries, for a maximum of eighteen months as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.
2.- To approve the limits or requirements of these acquisitions, which shall be as follows:
 -  The nominal value of the shares acquired, added to those that the Bank and its subsidiaries already own, may at no time exceed five percent (5%) of the
Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised under applicable legislation at any time. In all cases, such acquisition will respect the limits on treasury stock established by the regulatory authorities on the markets where Banco Bilbao Vizcaya Argentaria,
S.A. shares are listed for trading.

- A restricted reserve be charged to the Bank's net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

- The stock purchased must be fully paid up.

- The purchase price will not be below the nominal price nor more than 20% above the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- To reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and for the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- To authorise the board, in compliance with article 30c) of the company bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions.
Specifically, the board is delegated, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the corporate bylaws to reflect the new figure for share capital; request de-listing of any redeemed stock and, in general, adopt any resolutions that may be necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009

8.1. Settlement of the 2006-2008 Long-Term Share-Remuneration Plan

 1. It is hereby reported that the Bank's board of directors, in use of the authority conferred by the Company's AGM, 18th March 2006 under agenda item six, adopted due resolutions to formalise the terms and conditions of the 2006-2008 long-term share-remuneration plan with respect to aspects not determined by the
AGM. It approved the regulations of the plan, which were filed as a relevant event, 21st April 2006; it resolved to amend the composition of the bank peer group in the light of corporate activities affecting it, adjusting the plan's coefficients downwards so that no distortions were brought into its implementation; and given that BBVA at the end of the plan ranked as the bank with the third highest TSR (total shareholders' return) over the period from 1st
January 2006 to 31st December 2008 in comparison with its European peer banks, such that the multiplier established for third ranking, ie, 1.42, had to be applied to the number of theoretical shares allocated to each of the beneficiaries, it approved the settlement of the 2006-2008 long-term share-remuneration plan, determining that the number of Banco Bilbao Vizcaya
Argentaria, S.A. shares deliverable to each of the executive directors and to the rest of the members sitting on the Management at 31st December 2008, was as follows:

               Theoretical shares   Multiplier  BBVA shares
                    allocated
Chairman & CEO          320,000  1.42  454,400
President & COO  270,000  1.42  383,400
Company Secretary  100,000  1.42  142,000
Other members of the  1,124,166  1.42  1,596,316
Management Committee
Other beneficiaries  7,901,302  1.42  11,219,848

2.- To confer authority on the board of directors, with express powers to substitute itself through the Executive committee, such that, in the manner it deems advisable, it settle and execute the long-term plan for delivery of shares, adopting any resolutions and signing any public or private documents that may be advisable or necessary for its full effectiveness, with powers to correct, rectify, amend or substitute this resolution and, in particular, but not limited to, the following:

  (a)  Execute and settle the long-term plan for delivery of shares when it considers it suitable and in the specific manner it deems appropriate within the first half of 2009.

(b) Draw up, subscribe and present any supplementary documents and communications that may be necessary or advisable before any public or private body in order to settle and execute the long-term share delivery plan.

(c) Engage in any action, declaration or arrangement with any public or private, domestic or international body or entity to obtain any permit or verification needed to settle and execute the long-term plan for the delivery of shares.

(d) Draw up and publish any announcements that may be necessary or advisable.

(e) Draw up, subscribe, grant and, where applicable, certify any kind of document regarding the long term plan for the delivery of shares.

(f) And, in general, engage in any acts and subscribe any documents that may be necessary or advisable for the settlement and successful completion of the long-term plan for the delivery of shares and the resolutions adopted previously.

8.2. Approval for its application by the Bank and its subsidiary companies of a
Programme for Variable Remuneration in Shares for the years 2009 to 2010.

1.- Approve, for the effects of article 130 of the Companies Act, the additional provision four of the Companies Act and other applicable legislation, a pluri-annual programme for variable remuneration in shares, addressed to the members of the Banco Bilbao Vizcaya Argentaria, S.A. Group management team
(hereinafter, the “Programme for Variable Remuneration in Shares” or the
"Programme") under the following basic terms and conditions:

 (a)  Description The Programme for Variable Remuneration in Shares will comprise the promise to deliver ordinary Banco Bilbao Vizcaya Argentaria, S.A.
shares to the members of the Banco Bilbao Vizcaya Argentaria, S.A.management team (including the executive directors and members of the BBVA Management committee) on a specific date and with the basic terms and conditions established below.
This Programme is based on the allocation to beneficiaries of a number of units as a function of their level of responsibility, which will serve as the basis for calculating how many BBVA shares will be delivered, if any, at the end of the Programme.

The number of BBVA shares to be given to each beneficiary at the end of the
Programme, should the conditions established be met, will be determined by multiplying the number of units assigned by a ratio of between 0 and 2, as a function of the comparative performance of the Bank’s TSR (total shareholders’
return, ie, revaluation of the share plus dividends) during the Programme against the TSR of 18 European peer banks.

The peer banks are:

BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San
Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds TSB Group+HBOS, The
Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank
of America, JP Morgan Chase, Wells Fargo.

(b) Beneficiaries: The Pluri-Annual Variable Remuneration Programme in Shares is
addressed to those considered to be members of the Banco Bilbao Vizcaya
Argentaria, S.A. Group (including executive directors and members of the BBVA
Management committee) when this Programme comes into force, with the exception of executives who have a special reward scheme. The estimated initial number of
Programme beneficiaries is 2,200 people; however, more people may join the
Programme and some may leave whilst it is in force.

(c) Duration: The Programme will come into force on 15th April 2009, ending 31st
December 2010, and will be settled before 15th April 2011, without detriment to the possibility of anticipated settlement that may be established in the ramification of this resolution.

(d) The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Programme for Variable Remuneration in Shares: The maximum number of
Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Programme for
Variable Remuneration in Shares is 15m ordinary shares, representing 0.40% of the current Banco Bilbao Vizcaya Argentaria, S.A. share capital. Of this number, a maximum of 930,000 ordinary shares (representing 0.025% of the share capital)
may be earmarked for executive directors and 1,700,000 ordinary shares
(representing 0.045% of the share capital) may be earmarked for other members of the Management committee other than the executive directors.

(e) Coverage: The Company may put shares that comprise or come to comprise its treasury stock into covering the Programme for Variable Remuneration in Shares or it may use any other suitable financial instrument that the Company may determine for such purpose.

2.- Confer authority on the Company's board of directors, with express powers to delegate this, to implement, whenever and however it deems advisable, to develop, formalise, execute and settle the Variable Remuneration Programme in
Shares, adopting any resolutions and signing any public or private documents that may be necessary or advisable for its full effectiveness. The board will also have powers to remedy, rectify, modify or supplement this resolution and, in particular, but not limited to, the following:

 (a) Implement the Programme for Variable Remuneration in Shares when it deems it advisable and in the specific form it deems appropriate.

(b) Develop and establish the specific terms and conditions for the Programme for Variable Remuneration in Shares with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the events in which the Programme for Variable Remuneration in Shares would be settled early and declaring the compliance with the conditions that may, where applicable, be linked to such early settlement.

  (c) Draw up, subscribe and present any additional communications and documentation that may be necessary or advisable before any public or private body in order to implement and execute and settle the Programme for Variable
Remuneration in Shares, including, where necessary, the corresponding protocols.

(d) Engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the Programme for Variable
Remuneration in Shares.

(e) Negotiate, agree to and sign counterparty and liquidity contracts with the financial institutiones it freely designated, under the terms and conditions it deems suitable.

(f) Draw up and publish any announcements that may be necessary or advisable.

 (g) Draw up, subscribe, grant and, where applicable, certify any kind of document relating to the Programme for Variable Remuneration in Shares.

(h) Adapt the contents of the Programme to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the 18 peer banks mentioned in the description of the Programme, such that it remains under the same terms and conditions.

(i) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the Programme for Variable Remuneration in
Shares and the previouisly adopted resolutions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009.

To re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated financial Group for 2009. The firm's offices are registered in Madrid, at 1 Plaza Pablo Ruiz Picasso - Torre Picasso,
and its tax code is B-79104469; it is filed with the Official Registry of
Auditors of Accounts in Spain under number S-0692, and with the Madrid Companies
Registry under tome 13,650, folio 188, section 8, sheet M-54414.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN FOR THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. SHAREHOLDERS, TO BE HELD 13TH MARCH 2009

To delegate to the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Financial Policy & Treasury
Department (DGTPF), the Stock Exchange Supervisor (CNMV), the entity charged with recording book entries, the Companies Registry and any other public- or private-sector bodies. To such ends, they may (i) establish, complete, develop, amend, remedy ommissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required by law; (iii) grant any public and/or private documents they deem necessary or advisable; and (iv) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., pursuant to articles 144 of the Companies Act (Consolidated Text approved under Legislative Royal Decree 1564/1989, 22nd December) with respect to the proposed inclusion of a new article 53.b in the corporate bylaws, referred to under agenda item 2.1 of the AGM convened for 12th and 13th March 2009, at first and second summons, respectively.

This report is filed by the board of directors of Banco Bilbao Vizcaya
Argentaria, S.A. (“BBVA” or the “Bank”), pursuant to article 144.1.a) of the
Companies Act (Consolidated Text approved under Legislative Royal Decree
1564/1989, 22nd December, hereinafter the "Companies Act") with respect to the proposed inclusion of a new article 53.b in the BBVA corporate bylaws, regarding the possibility of paying out in kind dividends and the share premium from stock issuance, and of applying this same procedure to the returning of contributions, in the event of a share capital reduction.

Reasons for the proposal

The BBVA board of directors deems it advisable for the corporate bylaws to expressly envisage the possibility that the AGM may resolve to make payments in kind of dividends, either charged to the year's earnings or to unrestricted reserves, and to distribute the share-premium account in kind. This possibility has several precedents in the practices of Spanish mercantile companies.

It is also proposed that this mechanism could be applied, under an AGM resolution, to the cases in which contributions be returned in the event of a reduction in share capital.

These possibilities provide greater flexibility in managing the Bank, allowing greater diversification of the policy for paying out dividends and remunerating
BBVA shareholders.

Whatever the case, the possibility of resolving to pay out and distribute in kind would be limited, as further guarantee to BBVA shareholders, to cases in which it is proposed to deliver standardised goods and/or securities that are sufficiently liquid or susceptible to liquidation. Such condition will be presumed met when securities are listed or are going to be listed for trading on a regulated market.

However, it is not deemed to be strictly necessary to include an express provision in the corporate bylaws regarding this. Since the AGM has sufficient legal powers to validly approve such distributions, the board of directors deemed it opportune to establish this amendment to the bylaws in order to endow such transactions with maximum guarantees. To such effects, it is proposed to amend the BBVA corporate bylaws by including a new article 53.b that will expressly cover the possibility described above.

Proposed resolution

The full text of the proposed resolution to include a new article 53.b in the
BBVA corporate bylaws that is being submitted to AGM approval is as follows:

“To include a new article 53.b in the Banco Bilbao Vizcaya Argentaria, S.A.
bylaws, which will read as follows:

Article 53.b

The AGM may resolve the distribution of dividends (either charged against the year's earnings or against unrestricted reserves) and/or of the share premium, in kind, provided that the goods or securities being distributed are standardised and sufficiently liquid or susceptible to liquidation. Such condition will be presumed met when securities are listed or are going to be listed for trading on a regulated market.

The regulation in the previous paragraph will also be applicable to the return of contributions in the event of a reduction in share capital."

This amendment to the bylaws must first obtain any authorisation that may be demandable under prevailing laws and/or regulations. The board of directors is expressly delegated the broadest most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the preceding resolutions. Said powers may be passed on totally or in part to the Executive committee and/or any of the directors.”

Madrid, 5th February 2009

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., pursuant to articles 144, 153.1.b and 159.2 of the Companies Act
(Consolidated Text approved under Legislative Royal Decree 1564/1989, 22nd
December) with respect to the proposed authority conferred on the board of directors to increase share capital up to the maximum amount of 50% of the
Bank's share capital at the moment of its approval, with powers to suppress the pre-emptive subscription rights referred to under agenda item five of the AGM convened for 12th and 13th March 2009, at first and second summons, respectively.

This report is filed by the board of directors of Banco Bilbao Vizcaya
Argentaria, S.A. (“BBVA” or the “Bank”) in compliance with articles 144.1.a) and
159.2 of the Companies Act (Consolidated Text approved under Legislative Royal
Decree 1564/1989, 22nd December) with respect to the proposed resolution presented to the AGM regarding the conferral of authority on the board of directors to increase share capital by virtue of article 153.1.b) of the
Companies Act, with the power to suppress pre-emptive subscription rights.

Article 144.1.a) of the Companies Act, regarding the amendment of bylaws, with respect to article 153, makes it obligatory for directors to draw up a written report justifying the proposed resolution.

1.- Applicable regulations

Article 153.1.b) of the Companies Act enables the General Meeting, with the requirements established for the amendment of corporate bylaws, to delegate authority to the directors to resolve to increase share capital, on one or various occasions, up to a specific figures, according to the timeliness and amount that they may decide, without first having to consult the General
Meeting. In no event may such increases be greater than half the Company's capital at the time of authorisation and must be made by cash payments within the maximum term of five years as of the AGM resolution.
Meanwhile, article 159.2 of the Companies Act provides that, in publicly traded companies, when the AGM confers authority to increase share capital pursuant to article 153.1.b) of said act, it may also empower the board of directors to exclude pre-emptive subscription rights over issues subject to said authority, when the best interests of the company so require. To such end, it establishes that express mention of this proposal to exclude pre-emptive subscription rights must be made in the call to meeting and a directors' report will be made available to shareholders, justifying the proposal. Likewise, when each resolution for capital increase is adopted and charged against this authority, the directors and the account auditors must draw up the reports required under section 1.b) of the Companies Act, with respect to each specific increase. The nominal value of the shares to be issued plus, where applicable, the share premium must correspond with the fair value resulting from said auditors'
report. These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

2.- Reasons for the proposal to grant authority to increase share capital

The board of directors deems that the proposed resolution presented to the AGM is justified by the advisability of the board having a mechanism, as established under prevailing regulations on companies, that enables it to resolve one or various capital increases, without having to call and hold a further General
Meeting, albeit within the limits, terms and conditions that said AGM determines.

In this regard, article 153.1.b) of the Companies Act provides a flexible financing instrument, as it enables the AGM to delegate authority on the board of directors to resolve capital increases within the limits authorised by said
AGM that may be necessary in light of the Bank's requirements and the situation of international financial markets on which the Bank is operating at any time, without needing first to call a General Meeting.

Moreover, a broad-ranging authority is proposed to the AGM, as envisaged under article 153.1.b) of the Companies Act, since the board of directors can decide what conditions best suit the specific transaction for increasing capital at any time, as at the time of granting the authority it is impossible for the AGM to determine the most suitable terms and conditions.

The requirements of enterprises with similar characteristics to BBVA to have an instrument with these specifications for funding and shoring up capital is made manifest in the fact that this authority is a habitual resolution included amongst the proposals that past AGMs have approved, and the fact that similar authorities are also included amongst the resolutions presented to the AGMs of the largest companies on the IBEX index.

The way markets operate requires that the governing and management bodies of mercantile companies, especially publicly traded companies, are able to make use of the possibilities offered to them by the regulations to find speedy, efficient responses to needs arising in the economic trading in which large companies are nowadays engaged. These needs clearly include endowing the Company with new finance. This is frequently articulated as new contributions raised as capital.

However, on many occasions it is impossible to determine in advance exactly what the Company's requirements will be for further capital and anticipate the delays
and
increases in costs that may lead it to request the AGM to increase capital, making it hard for the Company to respond efficiently and flexibly to market needs. This makes it recommendable for the board of directors to be able to employ the mechanism for authorising capital issues established under Spanish legislation.

At the moment, given the expiry as the maximum term permitted for such authority, it is proposed that the AGM renew the resolution it adopted at the
BBVA AGM, 28th February 2004, under agenda item two. This renewal is justified by the need to be able to cover, over time, any potential financial needs the
Bank may have which could be required or necessary in the current financial and economic environment. This will be done within the limits imposed and in compliance with the requirements established in the aforementioned article
153.1.b) of the Companies Act.

The authority that legal regulations recognise under article 153 of the
Companies Act is a suitable, flexible mechanism so that at any time, in an efficacious manner and with agility, the Bank may match its equity funds to any additional requirements that may arise. Furthermore, taking into account the current economic environment and the high volatility in the markets, agility in implementation takes on special importance. It becomes a determining factor in the success of any attempt to raise additional funding. Market transactions completed recently have based their success on speedy, agile decision-making and flexibility in implementing any decisions reached.

With all these aims in sight, the AGM is presented with the proposal to confer authority on the board of directors, empowering it to increase the Company's capital up to a maximum nominal amount equal to half the Company's share capital at the time of granting the authority, allowing it to use this authority on one or several occasions.

The capital increases made under the authority proposed shall be effected by issuing new shares and putting them into circulation. These shares may have voting rights or not, may be ordinary or preferred shares or shares of any other kind permitted under law, including redeemable shares, whose countervalue shall be paid up in cash.

The authority thus conferred will also be extended to establishing the different specific terms and conditions for each share capital issue and the characteristics of the shares to be issued. This will include establishing that, in the event of incomplete subscription, the capital will be increased by the amount of the subscriptions paid up, pursuant to article 161.1 of the Companies
Act, and re-writing the bylaw article reflecting the share capital and applying for listing of the new shares.

The authority being proposed to the AGM will have a term of five years as of the date on which the AGM is held.

3.- Reasons for the proposal to grant authority to exclude pre-emptive subscription rights

As indicated above, article 159.2 of the Companies Act itself envisages the possibility for the AGM to resolve, when necessary and when adequately justified and in the best interests of the company, to grant authority to the board of directors to exclude the pre-emptive subscription rights that the company's shareholders and bondholders have been granted under article 158 of said act.
This does not necessarily imply that each capital increase made under this authorisation must be carried out by excluding pre-emptive subscription rights.
Rather, it is perfectly possible for capital increases to be made under the authorisation with pre-emptive subscription rights.

The power to exclude pre-emptive subscription rights may only be exercised in those cases in which the company's best interests so require, provided that the nominal value of the shares to be issued plus, where applicable, the amount of the share premium on issue, corresponds to the fair market reflected in the report by an account auditor other than the company's account auditor, designated by the competent companies registry. Fair value shall mean the market value, which, unless otherwise justified, shall refer to the listed share price
..
As has been explained, for the board of directors to be able to make efficient use of the authority to increase capital, in many cases speed and the ability to select the origin of the funding is important. Given that immediate availability may be limited in time, it may be necessary to exclude the pre-emptive subscription rights of shareholders to meet the very objectives of the transaction. The board considers the objective of creating shareholder returns to be of utmost importance and deems that failing to exclude said pre-emptive subscription rights could undermine said returns.

Only the board of directors may estimate at any time whether the suppression of pre-emptive subscription rights is proportional to the benefits that the company will obtain in the final instance, so that this suppression will be effected because it is in the best

interests of the shareholders. The board will always have to comply with the substantive requirements established by law in this respect.

Although the Companies Act does not in any way limit the AGM's capacity to confer authority on the board of directors to eliminate pre-emptive subscription rights, within the maximum limit of 50% of the company's share capital at the time of authorisation, the board of directors has deemed it more suitable, in line with international recommendations and tendencies in best market practices, and in order to help protect shareholders' interests, to limit this power to a maximum of 20% of the BBVA share capital at the moment of granting the resolutions, provided that, pursuant to article 159.2 of the Companies Act and as made manifest in this report, the Company’s best interests are properly explained to the shareholders.

All in all, the globalisation of the financial markets and the speed and agility with which they trade, requires the board of directors to have flexible, suitable instruments to provide adequate response the demands that, at any time, may be required by the corporate interests. This strategy must include the aforementioned authority to the board of directors to exclude, where applicable, pre-emptive subscription rights.

4.- Other considerations

The reasons for conferring authority for these two powers (share capital increase and exclusion or inclusion of the pre-emptive subscription rights) on the Company's board of directors stems from financial institutions' need to have agile mechanisms with which to adapt their funding requirements so that they can develop their business. For this, they need to maintain suitable levels of shareholder equity in keeping with their business volumes, their market situation and the situation of their competitors, taking advantage of any opportunities that may arise.

Additionally, on the occasion of each issue made under this authority, and at the first General Meeting to be held after each increase, the board of directors will make a directors report and a report by an auditor other than the auditor of the corporate accounts, who shall be appointed by the competent companies registry available to shareholders, explaining the actions taken under the authority conferred upon it.

5.- Proposed resolution

The entire text of the proposed resolution to confer authority on the board of directors, pursuant to articles 153.1.b) and 159.2 of the Companies Act, to resolve the increase of share capital and the exclusion of the pre-emptive subscription rights, which is being put to the annual general meeting of shareholders for approval, is as follows:

“1.- To delegate the board of directors powers as broad as may be necessary under law, to increase share capital, pursuant to article 153.1.b) of the
Companies Act, within the legal term of five years as of the date on which this
AGM is being held, up to the maximum sum corresponding to 50% of the Company's share capital at the time of this authority. The board of directors may make an increase on one or several occasions, for the amount it decides, by issuing new ordinary or preferred shares with or without voting rights, or shares of any other kind permitted under law, including redeemable shares with or without share premium on issue. The board of directors may establish the terms and conditions of the capital increase, determining the nominal value of the shares to be issued, their countervalue being payable in cash; the share specifications and any possible privileges they may confer; the attribution of the right to redemption and its terms and conditions, and the Company's right to redemption.
Calculations to determine the limit of the maximum amount that may be availed at any time (in terms of consuming the available limit), shall include the amount of the capital increases that, where applicable and in order to cover the conversion of debentures, may be made pursuant to the resolution adopted under agenda item six of the AGM, 14th March 2008.

To attribute the power to the board of directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 159.2 of the Companies Act.

Likewise, to attribute to the board of directors the power to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted, and to establish that in the event of incomplete subscription the capital will be increased by the amount effectively subscribed, pursuant to article 161.1 of the Companies Act and the new wording of article 5 of the corporate bylaws.

All this will be done pursuant to applicable legal and bylaw provisions at any time, and conditional on obtaining due permits.

2.- Likewise, it is resolved to request the listing of any shares that may be issued by virtue of the above resolution for trading on domestic and international securities exchanges on which the Bank shares are listed at the time when each capital increase is made, subject to compliance with any applicable regulations. To such end, the board of directors is given authority, with express powers to substitute itself through the Executive committee or the director(s) or Company proxy(ies) it deems pertinent, to grant any documents and engage in any acts that may be necessary, including any act, declaration or arrangement before the competent authorities of the United States of America for the listing of the shares represented as ADSs or any other competent authority.
3.- Likewise, to authorise the board of directors, in compliance with article
141 of the Companies Act, to pass on to the Executive committee the powers delegated to it by the AGM regarding the aforementioned resolutions, with express authority for substitution by the chairman of the board (CEO), the chief operating officer (COO) or any other director or proxy of the Bank.”

Madrid, 5th February 2009

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., for the purposes established under articles 144 and 164 of the
Consolidated Companies Act (consolidation of text approved under Legislative
Royal Decree 1564/1989, 22nd December) regarding the resolution authorising the
Company to directly or indirectly acquire treasury stock and, where applicable, reduce the share capital, referred to under agenda item seven of the Annual
General Meeting, convened for 12th and 13th March 2009 at first and second summons, respectively.

Articles 74 and following in the Companies Act permit Spanish companies'
portfolios, either directly or through their subsidiaries, to hold shares issued by the company itself. However, to do so, they must comply with the requirements established under said articles.

Once the derivative acquisition of treasury stock has taken place, there are various legally established mechanisms by which to reduce or eliminate the company's treasury stock: The company may opt to redeem said stock or sell the shares on the market.

When deciding which mechanism to use, the market conditions must be taken into account, as these may be unfavourable for selling treasury stock directly to the market.

As it is impossible to determine a priori which of the mechanisms is most advisable, and in the absence of elements that make it possible to make a reasoned decision regarding the most suitable method at this moment, it is proposed to authorise the board of directors to evaluate and decide on these issues whenever they may arise.

Redemption of the treasury stock will require an AGM resolution to reduce capital.

Given that it is opportune and advisable to carry out this financial transaction as a function of the changing circumstances influencing the securities market, the socio-economic context, the financial situation and the objectives and policy of the company itself, which means that it is not possible now to determined its specific terms and conditions, the resolution to reduce capital must be conceived with broad-ranging criteria. The board of directors is delegated a set of powers in order to make this option possible, including the power to determine the amount of the reduction and whether it be earmarked to a restricted reserve, pursuant to number 3 of article 167 of the Companies Act or an unrestricted reserve, in which case it must comply with the legal requirements to guarantee creditors.

Pursuant to the Companies Act, the resolution being proposed also envisages the possibility of the treasury stock being delivered to Company workers, managers and/or directors, when there is a recognised entitlement, either directly or as a consequence of the option rights that they may hold.

Thus, the treasury stock may serve to meet commitments to deliver shares that the Company has undertaken with its employees, managers and directors in the remuneration schemes already submitted to the consideration of the AGM or any other that may be established in the future.

The aim of this resolution is to endow the Company with suitable instruments to operate on domestic and international financial markets under equal conditions with the rest of the financial institutions trading on them, and thus safeguard the best interests of the Company and its shareholders.

This report is issued in compliance with articles 144 and 164 of the Companies
Act.

Madrid, 5th February 2009

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND COMPANIES COMPRISING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
EXPLANATORY REPORT ON THE MANAGEMENT REPORT
FOR THE YEAR ENDING
31st DECEMBER 2008

In compliance with article 116.b of the Securities Market Act, this explanatory report has been drawn up with respect to the following aspects:

 a) Capital structure, including securities not traded on the regulated EU market, with indication, where applicable, of the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total share capital they represent:

At 31st December 2008, BBVA share capital stood at €1,836,504,869.29, divided into 3,747,969,121 nominative shares each with a face value of €0.49, all of the same class and series, fully subscribed and paid up and represented by account entries. On 10th September 2007, the capital increase approved by the
Extraordinary General Meeting of shareholders, 21st June 2007, was executed by the issue of 196,000,000 ordinary shares of the same class and series as those already in existence. This issue was made for settlement of the consideration agreed for the acquisition of Compass Bancshares, Inc.'s total share capital. At
31st December 2008 there were no significant capital increase procedures in any of the Group entities.

All the shares in BBVA's capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the continuous market of the Spanish securities exchanges and on the Frankfurt, London, Zurich, Milan and Mexico markets.

BBVA American Depositary Shares (ADS) are traded in New York and also on the
Lima exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2008, the shares of BBVA Banco Continental, S.A.,
Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco
Francés, S.A. and AFP Provida were traded on their respective local securities markets, and the BBVA Banco Francés, S.A. and AFP Provida shares were also traded on the New York exchange. BBVA Banco Francés, S.A. is also listed on the
LatAm market at the Bolsa de Madrid.

 b) Any restriction on the securities' transferability

There are no legal or bylaw restrictions on the free acquisition or transfer of shares in the company’s capital other than those established in articles 56 and following in Act 26/1988, 9th July, on discipline and oversight in financial institutions, which establish that any individual or corporation intending to directly or indirectly acquire a significant holding in a Spanish financial institution or to divest a significant holding, must first inform the Bank of
Spain. The Bank of Spain will have a maximum of three months as of the date on which it is informed, to challenge the transaction intended, where applicable.

 c) Significant direct or indirect holdings in the capital

At 31st December 2008, BBVA was not aware of any significant holdings in its share capital, except that owned by Mr Manuel Jove Capellán, who on said date held 4.343% of BBVA's share capital through the companies, Inveravante
Inversiones Universales, S.L., Doniños de Inversiones, SICAV, S.A. and Bourdet
Inversiones, SICAV, S.A. The drop in Mr Manuel Jove's holding in BBVA from the
5.01% he held at year-end 2007, according to the filing to the CNMV, 11th
December 2008, corresponds to a securities loan deal (specifically against
25.000.000 shares) carried out pursuant to additional provision 18 in Act
62/2003, 30th December. In due time, the cancellation of the loan would mean that Mr Jove can recover his previous 5.01% holding.

Moreover, on 31st December 2008, State Street Bank and Trust Co., Chase Nominees
Ltd, the Bank of New York International Nominees and Clearstream AG, as
international custodian/depositary banks, held 4.62%, 4.15%, and 3.40% of BBVA's share capital, respectively.

 d) Any restriction on voting rights.

There are no legal or bylaw restrictions on the exercise of voting rights.

 e) Paracorporate pacts

To 31st December 2003, BBVA has not received any information of extracorporate agreements including the regulation of the exercise of voting rights at its general meetings or restricting or placing conditions on the free transferability of BBVA shares.

 f) Rules applicable to the appointment and substitution of members of the governing body and the amendment of the corporate bylaws

Appointment and Re-election

The rules applicable to the appointment and re-election of members of the board of directors are laid down in articles 2 and 3 of the board regulations, which stipulate that members shall be appointed to the board by the AGM without detriment to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements of applicable legislation in regard to the special code for financial institutions, and the provisions of the corporate bylaws.

The Board of Directors will put its proposals to the Company AGM in such a way that there is an ample majority of external directors to executive directors on the board and that the number of independent directors accounts for at least one third of the total seats.

The proposals that the board submits to the Company’s AGM for the appointment or re-election of directors and the resolutions to co-opt directors made by the board of directors shall be approved (i) at the proposal of the Appointments &
Remuneration committee in the case of independent directors and (ii) on the basis of a report from said committee in the case of all other directors.

The Board’s resolutions and deliberations on these matters shall take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave.

Directors shall remain in office for the term defined by the corporate bylaws under a resolution passed by the AGM. If they have been co-opted, they shall work out the term of office remaining to the director whose vacancy they have covered through co-option, unless a proposal is put to the AGM to appoint them for the term of office established under the corporate bylaws.

Termination of directorship

Directors shall resign their office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the board and accept its decision regarding their continuity in office. Should the board resolve they not continue, they shall accordingly tender their resignation.

Directors will resign their positions on reaching 70 years of age. They must present their resignation at the first meeting of the Bank’s board of directors after the AGM that approves the accounts for the year in which they reach this age.

Changes to the corporate bylaws

Article 30 of the BBVA corporate bylaws establishes that the AGM has the power to amend the corporate bylaws and to confirm or rectify the manner in which the board has interpreted them.

To such end, the regime established under articles 144 and following of the
Companies Act will be applicable.

The above paragraph notwithstanding, two-thirds of the capital subscribed with voting rights must attend the AGM at first summons, or 60% of said capital at second summons in order to validly adopt resolutions on any change in the corporate object, transformation, total break-up or winding up of the company and amendment of this second paragraph of this current article.

 g) Powers of board members and, in particular, those relating to the possibility or issuing or buying back shares.

The executive directors have broad-ranging powers of representation and administration in keeping with the characteristics and needs of the posts they hold.

Regarding the board of directors' capacity to issue BBVA shares, the AGM, 28th
February 2004, resolved to confer authority upon the board of directors, pursuant to article 153.1.b) of the Companies act, with powers to resolve, on one or on several occasions, to increase capital up to the maximum nominal amount representing 50% of the Company's subscribed and paid-up share capital on the date on which the resolution is adopted, ie, €830,758,750.54. The directors may use this authority to increase capital for the term established by law, namely 5 years. BBVA has only drawn against this resolution to date in November
2006, for the sum of €78,947,368.22.

Since five years have ensued since said authority was conferred, the board of directors has resolved to propose to the AGM, 13th March 2009, that it renew the authority for a further five-year period.

Likewise, the Bank's AGM, 14th March 2008, resolved to confer authority to the board of directors, for five years, to issue securities convertible and/or exchangeable for the Bank's shares for up to a maximum of €9 bn (9,000,000,000 euros), establish the various aspects and terms and conditions of each issue, including authority to exclude or not exclude the pre-emptive subscription rights pursuant to article 159.2 of the Companies Act, determine the bases and modalities of the conversion and increase share capital by the amount required.

Moreover, the AGM, 14th March 2008, pursuant to article 75 of the Companies Act, authorised the Company to acquire Banco Bilbao Vizcaya Argentaria, S.A. shares, directly or through any of its subsidiaries, during a maximum of eighteen months, at any time and on as many occasions as it deems timely, by any means accepted by law. The board of directors will once again propose to the AGM, 13th
March 2009, that it adopt this resolution.

 h) Significant agreements reached by the company that come into force, are amended or conclude in the event of a change in the control of the company stemming from a public takeover bid, and its effects, except when such disclosure may be seriously harmful to the company. This exception will not be applicable when the company is legally obliged to make this information public.

No agreement is known that could give rise to changes in the control of the issuer.

i) Agreements between the Company and its directors and managers and employees who are entitled to compensation when they resign or are unfairly dismissed or if their employment relationship terminates due to a public takeover bid.

The contracts of the executive directors in the Bank (chairman & CEO, president
& COO and director & company secretary) recognise their right to receive compensation in the event of severance on grounds other than their own will, retirement, disability or severe dereliction of duty. The amount and the terms and conditions of this compensation are detailed in Note 54 to this report.

Moreover, the Bank recognises the right of some members of its management team,
51 executives, to receive compensation in the event of severance on grounds other than their own will, retirement, disability or severe dereliction of duty.
The amount of this compensation will be calculated firstly as a function of their annual remuneration and their seniority in the company and then as a function of any amounts for which they have accumulated rights in each case.

The Bank has also agreed compensation clauses with some employees (50 members of the technical and specialist staff) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

BBVA Board of Directors' Remuneration Policy

5th February 2009

Section                                                              Page

Introduction                2
Scope                 2
Frame of reference for BBVA corporate governance           2
Appointments & Remuneration Committee             3
General principles informing the BBVA directors' remuneration policy  6
Remuneration policy for executive directors     6
Remuneration policy for non-executive directors    8
Remuneration system for executive BBVA directors    10
Fixed remuneration        10
Variable remuneration        11
Long-term incentives        13
Distribution of total annual remuneration (fixed and variable pay)  16
Corporate pension-insurance scheme      18
Other remuneration        19
Main characteristics of the executive directors' contracts with BBVA  20
Remuneration system for non-executive BBVA directors    20
Fixed remuneration        21
Remuneration system with deferred delivery of shares    22
Total remuneration of the board and future policy    25

Introduction

Scope

This report deals with the remuneration policy of Banco Bilbao Vizcaya
Argentaria, S.A. for the members of its board of directors. It is presented pursuant to the principles of maximum transparency and information regarding the
Bank's remuneration. The Bank applies these principles in all its documents providing public information, as established under its bylaws. It tries to separate out the remuneration of executive directors (ie, directors who have permanent powers of administration, have senior management duties and/or are employees of the Bank or its Group companies) from that of the non-executive directors, who are responsible for decision-making in the Company’s governing bodies.

The report contains a description of the core principles of the Bank's remuneration policy with respect to executive and non-executive board members, and a detailed presentation of the different elements comprising their remuneration. It was drawn up on the basis of BBVA's corporate bylaws and the board regulations.

Frame of reference for BBVA corporate governance

The BBVA board of directors is conscious of the importance of a good corporate governance system to run the structure and operation of its corporate bodies in the best interests of the company and its shareholders. One of BBVA’s main objectives is to create long-term value. A suitable system of corporate governance is one of the mainstays of such value.

The bank’s board of directors is subject to regulations that reflect and develop the principles and elements that shape BBVA’s system of corporate governance.
These comprise standards for the internal regime and for running the board and its committees, while also establishing the rights and obligations of directors in performance of their duties, which are contained in the directors’ charter.

The board regulations reserve powers to the board to adopt resolutions on the remuneration of directors and, in the case of executive directors, any additional remuneration for their executive duties and other terms and conditions contained in their contracts.

Shareholders and investors may find these on the company website (www.bbva.com).

According to best corporate governance practices worldwide, the BBVA board of directors has established several committees to help it carry out its mission most efficiently. These committees provide help on issues related to their particular area of competence.

To such end, the board of directors has constituted the committees listed below, appointing the following members to each of them:

Board Committees

Full name              Executive Audit &  Appointments &
                     Committee Compliance Remuneration   Risks

Francisco González Rodríguez   *
José Ignacio Goirigolzarri Tellaeche  *
José Maldonado Ramos        *
Tomás Alfaro Drake      *
Juan Carlos Álvarez Mezquíriz   *     *
Rafael Bermejo Blanco      *   *
Richard C. Breeden
Ramón Bustamante y de la Mora    *    *
José Antonio Fernández Rivero       *
Ignacio Ferrero Jordi    *     *
Román Knörr Borrás    *
Carlos Loring Martínez de Irujo    *   *
Enrique Medina Fernández   *     *
Susana Rodríguez Vidarte     *   *

This system of organisation requires many meetings to be held both by the board and its committees, covering a vast body of materials. It thus demands special dedication from the board and committee members, including non-executive directors. The amount of work required, along with the responsibility inherent to the post and the regime regarding incompatibilities imposed by the Bank’s board regulations, constitute the underlying elements of the remuneration scheme for the non-executive directors.

Appointments & Remuneration Committee

For the purposes of this report, the Appointments & Remuneration committee is one of the key committees, helping the board in business relating to directors'
appointment and pay. These powers are attributed to the committee under the board regulations, which state that the committee must ensure enforcement of the remuneration policy that the Bank has established.

This committee is made up of a minimum of three members, who are appointed by the board of directors. All the committee members must be external directors, with a majority of independent directors. Its chairman must be an independent director.

The Appointments & Remuneration committee comprised four directors on 31st
December 2008, all independent. Their names, posts and appointment- and re-election dates are given below:

Full name     Post  Date of      Date re-election
      appointment
Carlos Loring Martínez de Irujo Chairman  30.Mar.2004  28.Mar.2007
Juan Carlos Álvarez Mezquíriz  Member  28.Feb.2002   28.Mar.2007
Ignacio Ferrero Jordi   Member  28.Jan.2000   28.Mar.2007
Susana Rodríguez Vidarte  Member  28.Mar.2007

The committee meets as often as necessary to comply with its duties, convened by its chairman. During 2008 the Appointments & Remuneration committee met 5 times.

Pursuant to article 33 of the board regulations, the Appointments & Remuneration committee has the following tasks:

• It formulates proposals to the board that the board can then put to the AGM for the appointment and re-election of independent directors. And it issues the corresponding report to the board in the case of all other directors.

To such end, the committee must evaluate the skills, knowledge and experience that the Board requires, as well as the profile that candidates should meet in order to fill any vacancies arising. It assesses the dedication required for suitable performance of their duties in light of the needs that the Company’s governing bodies may have at any time.

The committee shall ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that could hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists.

When drawing up proposals for the appointment and re-election of directors, the committee shall take into account any applications that may be made by any Board member for potential candidates to fill the vacancies, to see if they are suitable.

• Should the chairmanship of the board or the post of chief executive officer fall vacant, the commission must examine or organise the succession of the chairman and/or chief executive officer. It will do this in the manner it deems suitable and then put its proposals to the board for an orderly, well-planned succession.

 • It proposes the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the corporate bylaws. This system shall deal with the system’s items, amounts and method of payment.

• It determines the extent and amount of the remuneration, entitlements and other economic rewards for the chairman, the chief operating officer and other executive directors of the Bank, so that these can be reflected in their contracts. The committee’s proposals on such matters shall be submitted to the board of directors.

• It submits an annual report on the directors' remuneration policy to the board of directors.

• It reports the appointments and severances of senior managers and proposes senior-management remuneration policy to the board, along with the basic terms and conditions for their contracts.

• It carries out all other tasks conferred on it under the board regulations or by specific board resolutions. These include the procedure for assessing the committee’s performance and the performance of the chairman of the board and the procedure for appointment and severance of the secretary of the board.

In performance of its duties, the Appointments & Remuneration committee must consult with the chairman of the board and, where applicable, the chief executive officer, especially with respect to matters related to executive directors and senior managers.
In accordance with the BBVA board regulations, the committee may ask people with knowledge or responsibilities related to its business within the Group to attend its meetings. It may also receive help from external advisors when this is required to establish an informed opinion on issues falling within its scope.

With these duties, the Appointments & Remuneration committee plays an essential role with respect to remuneration issues for the Bank's board of directors. This is further explained in the sections that follow.

In reaching its decisions on remuneration issues, the Appointments &
Remuneration committee and the board of directors in 2007 has received advice from the in-house BBVA services and market information and advice from the big global consultancy firms working on directors’ and senior-managers’
remuneration, such as Watson Wyatt Worldwide and Towers Perrin. Watson Wyatt has
also helped the Appointments & Remuneration committee to draw up this report.

General principles informing the BBVA directors' remuneration policy

BBVA considers that the remuneration system is a key element in creating value.
It thus has a remuneration scheme based on the reciprocity of value for employees and for the Group in line with the interests of shareholders. The system reflects the very latest standards and principles of best Spanish and international practices in good governance, which have been suitably adapted to the Bank’s specific structure and circumstances.
BBVA’s remuneration system is informed by the following principles:

 • Reward the level of responsibility and achievement of results.

• Ensure equity within the Group and competitiveness outside it.

• Benchmark performance against the market using analyses from prestigious human-resource consultancy firms.

• Attract and retain the best professionals.

The remuneration system is applied to the entire BBVA staff, adapted to different posts according to their levels of responsibility and professional development. The characteristics of the members of BBVA governing bodies and senior-management structures are taken into account.

BBVA’s remuneration policy for members of the board of directors thus distinguishes between the remuneration of executive directors and non-executive directors.
Remuneration policy for executive directors
The system established to remunerate executive directors places a premium on their executive duties. It applies remuneration items used worldwide by the big listed international corporations to pay their senior staff.

These items are included in article 50.b of the BBVA bylaws and correspond with those applicable to its senior management as a whole.

The remuneration policy for executive directors is aligned with the Group’s general remuneration policy for all staff. It is structured to reflect the prevailing context in which the Bank operates and the Bank’s performance. It considers the following factors, amongst others:

 • Fixed annual remuneration, taking into account the level of responsibility the post’s duties entail and ensuring this remuneration is competitive with remuneration paid for equivalent posts in the main international banks in Europe and the USA.

• Variable annual remuneration linked to the Group’s results. The amount of this remuneration is subject to achieving specific quantifiable targets, aligned directly with shareholders’ interests.

 • A long-term incentive linked to targets for medium- and long-term value creation for the Group.
Remuneration policy for non-executive directors
The remuneration policy for non-executive directors is regulated under article
53 of the corporate bylaws "Application of earnings", which establishes the following:

“From the proceeds obtained during the financial year, the net profit shall be calculated by deducting all general expenses, interest, bonuses and taxes, as well as any sums that must be charged to regularisation provisions and depreciation.

The resulting profit, after the charges referred to in the previous paragraph, will be distributed in the following order:

a) Appropriations to pension reserves and provisions required by current legislation and, as may be the case, the minimum dividend mentioned in article
13 hereof.

b) A minimum of four per cent of the paid-up capital to be paid out as a dividend for shareholders, in accordance with article 130 of the Companies Act.

 c) Four per cent of the paid-up capital as remuneration for the services of the board of directors and of the Executive committee, except where the board resolves to reduce that percentage in years when it considers this appropriate.
The resulting figure shall be at the disposal of the board of directors for distribution amongst its members at such time, in such manner and in such proportion as the board may determine. The payment may be made in cash or, following an AGM resolution pursuant to the Companies Act, in shares or share options or through remuneration indexed to the value of the shares.

 Said sum may only be paid after the shareholders have been allocated the minimum dividend of four per cent indicated in the previous paragraph.”

 The remuneration policy for non-executive directors is not intended to reward attendance at meetings via per diem payments. Rather, it is based on criteria measuring responsibility, dedication and incompatibilities inherent to each post held. There are two elements to said policy:

 • Fixed annual remuneration for occupying a seat on the board and another fixed sum for belonging to its different committees. Greater weighting is applied to chairing committees, and the relative nature of the duties of each committee is also taken into account.

 • A scheme comprising deferred delivery of shares. Beneficiaries are allocated a number of theoretical shares to be delivered to them, where conditions are met, on the date on which they leave the board for any cause other than dereliction of duties. This scheme is in line with best international practices in corporate governance.

Remuneration system for executive BBVA directors

As indicated above, the structure of executive-directors’ remuneration is regulated under article 50.b of the Bank’s bylaws. It is in line with the general policy for senior-management remuneration.

BBVA’s executive directors are entitled to be remunerated for performance of their duties with a fixed sum reflecting the services and responsibilities of their posts. They are also entitled to a variable supplementary amount and to the bonuses paid under reward systems for the Bank’s senior management as a whole. These may include the delivery of shares or share options or remuneration indexed to the share performance. Article 50 also establishes that directors shall be beneficiaries of pension and annuity schemes, insurance policies and social security. In the event of severance not due to dereliction of duties, directors will be entitled to indemnity.

The contracts signed with each independent director determine their respective remunerations, entitlements and economic rewards, comprising the items established under said article 50.b of the corporate bylaws. Below is a detailed analysis of such items:

Fixed remuneration

Each year, the Appointments & Remuneration committee considers the possible updating of the executive directors' fixed remuneration, applying the parameters from article 50.b of the bylaws, on the basis of analyses and studies intended to establish the most suitable remuneration levels.

The committee takes other factors into account, such as the average increase in the remuneration of Management committee members and the specific characteristics of each post, as well as the information supplied by the main consultancy firms working in management-remuneration policy worldwide:

 • Report on market practices in paying executive and non-executive directors in
Spain, UK, France, Switzerland and the United States.

• Analysis of market practices for remunerating executive directors, including a ranking of BBVA executive directors against market practices, ie, against its peer group in USA, Europe and the Eurotop 100.

The committee determines the fixed remuneration payable to each executive director and then puts its proposal to the board for approval, with the acquiescence of the executive directors.

The board, at the proposal of the Appointments & Remuneration committee, resolved at its meeting, 5th February 2009, that this year it would not update the fixed remuneration of the

executive directors. Consequently, the figures for their remuneration will continue to be as follows:

Chairman & CEO:    €1,927,706
President & COO:    €1,425,448
Director & Company Secretary           €665,693

The annual changes in the executive directors' fixed remuneration are shown below:

                              2009    2008   2007
                        Amount % change  Amount  % change  Amount
Chairman & CEO   1,927,706  0%  1,927,706    5.5%   €1,827,209
President & COO  1,425,448  0%  1,425,448    5.5%   €1,351,136
Director &Company Secretary   665,693  0%    665,693    7%       €622,143

Variable remuneration

The standards for variable incentives applicable to executive directors were approved by the board of directors, 25th July 2006, on the basis of an analysis provided by the Appointments & Remuneration committee. They use the same elements established under the general system for the Group’s senior management.
The specificities of each executive director’s situation makes it impossible to apply a totally standardised system, so a scheme had to be established for each case, using a corporate framework in which targets are established and the individual performance of each executive director is evaluated accordingly. In some cases, multipliers applicable to senior management incentives are added.

The targets to be considered are determined by the Appointments & Remuneration committee on the basis of information on the metrics of variable annual remuneration in the large European banks and its performance over time. These are then submitted to the approval of the board of directors.

The targets are linked to the Group's targets for earnings, cost-income ratio and specific task-related indicators, with the following weighting for each:

                 Group recurrent Group cost-  Specific task-
                 economic profit    income ratio   related targets

Chairman & CEO   70%    30%
President & COO  70%    20%   10%
Company Secretary  50%      50%

BBVA chose economic profit as the main indicator for measuring the Group’s earnings performance in order to set remuneration because it provides the most suitable way of measuring the value obtained by shareholders in each of the
Group’s 30 businesses. Returns are corrected on a standardised basis in this benchmark to reflect the real risks incurred in each business and the market cost of said risk. This makes it possible to bring the interests of the management even closer into line with those of the shareholders.

Technically speaking, the economic profit is obtained by taking the adjusted profit and subtracting the return on the capital employed in each business multiplied by the cost of said capital, or the expected rate of return for investors. The economic profit is different from the profit booked to the accounts, as it uses market criteria rather than the regulatory accrual criteria for certain kinds of transaction. Conceptually, economic profit is the profit generated over and above market expectations regarding capital yields.

In order to determine the variable annual remuneration as a function of achievement of these targets, scales have been established for each indicator on the basis of market data. These track the growth of the most moderate variable remuneration used in general market practices for equivalent earnings growth, as reflected in the analytical studies mentioned above.

To such end, and in the same manner as for other senior-management staff, a multiplier is applied to reward performance that has surpassed the targets allocated.

The variable remuneration system described above has been applied to the executive directors in 2008 and will also be applied in 2009.

Considering all the above elements, the table below gives details of the variable annual remuneration payable to executive directors in 2006, 2007 and
2008.

                       2008(*)    2007(*)   2006(*)
                 Amount   % change  Amount     % change  Amount
Chairman & CEO  3,415,561   -10.15%  €3,801,565 16.80%      €3,254,892
President & COO 2,861,026   -10.12%  €3,183,304 16.60%      €2,730,163
Director & Company  814,521  -8.11%       €886,435 11.67%        €793,771
Secretary

(*)2008 data correspond to the variable remuneration accrued in 2008 and payable in February 2009.
2007 data correspond to the variable remuneration accrued in 2007 and payable in
February 2008.
2006 data correspond to the variable remuneration accrued in 2006 and payable in
February 2007.

Long-term incentives

In order to motivate and reward members of the management team, focussing them on medium- and long-term value creation targets, BBVA has established a long-term incentive plan for 2006-2008. Its content and application were approved by the Company’s AGM, 18th March 2006.
The plan is addressed to the BBVA management team, including the executive directors and the members of the Management committee as of 1st January 2006, although new members may be incorporated and earlier beneficiaries leave the scheme whilst it is in force.

At the beginning, the plan allocated each beneficiary a number of theoretical shares, which will be used as proxy for the BBVA shares to be delivered at the end of the plan. These theoretical shares are not considered shares for legal purposes, and they never provide voting or economic rights over Bank shares. It is only when the plan ends and the settlements liquidated that BBVA shares are given to the plan's beneficiaries.

The number of theoretical shares allocated to the executive directors, pursuant to the AGM resolution, was as follows: 320,000 theoretical shares for the chairman & CEO; 270,000 for the president & COO and 100,000 for the director &
Company secretary.

The number of BBVA shares given to the beneficiaries at the end of the plan will depend on the performance of the Bank’s total shareholder return (TSR) during the 2006-2008 period, benchmarked against the TSR of the European peer banks selected at the beginning of the plan. These banks were selected in view of their market cap, diversification of their business and geographical positioning.

The AGM resolution approving the long-term incentive plan empowered the board of directors to adapt its contents to the context and any corporate transaction that might occur whilst it was in force, both with respect to BBVA and its peer banks. Given that certain corporate activities have impacted on one of the peer banks, the board resolved to exclude it from the peer-group list, so that the plan can be applied without distorting the terms and conditions initially approved.
The list of peer banks now stands as follows:

Bank    Country  Bank    Country
BNP    France   Barclays   UK
Société Générale  France        Halifax Bank of Scotland  UK
Deutsche Bank         Germany        Lloyds TSB Group   UK
Unicredito Italiano  Italy   Royal Bank of Scotland  UK
Santander   Spain   UBS     Switzerland
Intesa Sanpaolo  Italy   Credit Suisse   Switzerland
Credit Agricole  France

The TSR target reflects the importance that BBVA places on aligning the remuneration of its management team with the value it generates for shareholders.

To determine TSR and in order to avoid atypical fluctuations in the indicator, the benchmark at the beginning and at the end of the plan is the rolling average of the listed price of the banks’ shares over 31 trading sessions.

These 31 trading sessions include the session on the initial date and the final date of the plan, and the 15 sessions prior to and the 15 session following these dates.

A multiplier coefficient is used, reflecting the ranking BBVA achieves on the
TSR benchmarking tables alongside its peer banks at the end of the plan. This multiplier was applied to the number of theoretical shares initially allocated to each beneficiary, to determine how many BBVA shares to award to each of them.

This multiplier was amended downwards under a board resolution in light of the changes in the peer group explained above. It now stands as follows:

TSR Ranking 2006-2008  Multiplier coefficient
1st     2
2nd     1.56
3rd     1.42
4th     1.33
5th     1.14
6th     1.04
7th     0.95
8th     0.85
9th     0.76
10th     0.62
11th     0.48
12th     0.44
13th     0
14th     0

Given that on the date on which the plan ended, BBVA ranked third relative to the TSR of its European peer group of banks during the 2006-2008 period, the multiplier applicable to the number of theoretical shares allocated to each beneficiary is 1.42.

Consequently, applying the multiplier to the number of theoretical shares initially allocated to each beneficiary gives the number of shares to which each of the executive directors is entitled under the plan. This number is as follows:

                 Number of theoretical Coefficient   Number of shares
                   shares allocated     Multiplier
Chairman & CEO   320,000  1.42   454,000
President & COO  270,000  1.42   383,400
Director & Company Secretary  100,000 1.42   142,000

The settlement of the long-term remuneration plan in shares for 2006 to 2008 entails the delivery of the shares to which each beneficiary is entitled during the first quarter of 2009. This settlement will be put to the consideration of the Bank's AGM, to be held 13th March 2009.

BBVA deems it advisable to continually have a variable incentive policy running over several years for its management team. It considers this a mainstay of its remuneration policy.

Thus, once the long-term 2006-2008 plan expired, the board resolved to propose the AGM approve a new programme for variable remuneration over several years through the delivery of shares. The programme would be applicable to the Group senior management, including the executive directors. It would benchmark the
Bank's Total Shareholder Return (TSR) against that of its peer group of European banks, such that the remuneration of the executives will be brought into line with the interests of the shareholders. It is based on general recommendations and best practices in remuneration.

Distribution of total annual remuneration (fixed and variable pay)

The tendency in total pay for executive directors over the last few years has been to evolve towards best market practices, annually increasing the proportion of variable to fixed remuneration.

The relative importance of the annual variable remuneration items compared against the fixed items during the last three years for the three executive directors (CEO & chairman, president & COO and director & company secretary) is given below:

Presidente38,80%35,95%33,65%61,20%64,05%66,35%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anual
Consejero
Delegado35,84%33,11%30,93%64,16%66,89%69,07%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anual
Consejero Secretario
General45,28%43,94%42,89%54,72%56,06%57,11%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anual

NB: The figures for variable remuneration correspond to those actually received in each year. The remuneration for 2006 does not include the amount from the pluri-annual incentive scheme corresponding to 2003-2005 as this was paid in
2006. The LTI (long-term incentive) item includes the annualised amount of the settlement of the LTI 2006-2008, considering a multiplier of 1.42 over the theoretical shares allocated, taking the BBVA share price to be that on the final day of the plan, 30th December 2008, when the listed price was €8.66 per share.

The total remuneration of the executive directors is distributed as follows over the different elements of pay:

Presidente30,02%28,58%27,38%47,35%50,91%53,99%22,63%20,52%18,63%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anualILP
Consejero
Delegado27,39%26,04%24,94%49,05%52,62%55,70%23,56%21,33%19,36%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anualILP
Consejero Secretario
General34,32%34,07%33,93%41,48%43,47%45,18%24,20%22,45%20,89%0%10%20%30%40%50%60%70%80%90%100%200620072008Retribución
fijaRetribución variable anualILP

NB: The figures for variable remuneration correspond to those actually received in each year. The remuneration for 2006 does not include the amount from the pluri-annual incentive scheme corresponding to 2003-2005 as this was paid in
2006. The LTI (long-term incentive) item includes the annualised amount of the settlement of the LTI 2006-2008, considering a multiplier of 1.42 over the theoretical shares allocated, taking the BBVA share price to be that on the final day of the plan, 30th December 2008, when the listed price was €8.66 per share.

Distribution of the total remuneration between annual fixed and variable pay for the executive directors in the BBVA Group is in line with European market practices.

Corporate insurance scheme

Pursuant to article 51.b of the bylaws, a corporate pension scheme has been agreed with the executive directors to cover the contingencies of retirement, disability and death in the terms specified below.

The Bank's commitments to the long-term insurance of the executive directors and the other members of the Management committee can be satisfied, at the executive's choice, either by payment of a lifelong pension annuity scheme or by the delivery of a capital sum at the time when the circumstances established under the contract for such benefit occur.

 a) Retirement

Executive directors are entitled to receive an annual retirement pension whose amount will be calculated on the basis of the annual average total remuneration payable over the last two years prior to their retirement. (Total remuneration here includes their fixed and part of their variable remuneration.).

The amount of the pension, in the case of the president & COO, would be the total amount resulting from this calculation, whilst in the case of the chairman
& CEO and the director & company secretary, it will be determined as a function of how long each one has worked in the Bank up to the ages of 65 and 62, respectively. There will be a minimum pension of 65% for all three, while the maximum will be 100% in the case of the chairman & CEO and 85% in the case of the director & company secretary, unless early retirement were taken, in which case the amount would be established pursuant to whatever is agreed at the time.

 b) Disability

On the same bases as the retirement pension, the executive directors will be entitled to a disability pension for an amount equal to the maximum amount of their retirement pension should they become permanently, totally or absolutely disabled whilst performing their duties.

 c) Death.

In the event of an executive director’s death, his widow will be entitled to a pension of 70% of the maximum amount of the retirement pension in the cases of the chairman & CEO and the president & COO, and 55% in the case of the director
& company secretary. Each of their children aged up to and including 26 will be entitled to an orphan’s pension of 20% of the maximum retirement pension in each case. However, the sum of the widow’s pension plus the orphans’ pensions may never surpass 100% of the executive director’s pensionable benefits at the moment of death.

All the amounts mentioned above shall be reduced by the amount payable from
Social Security benefits in each case.

The provisions filed at year-end 2008 to cover these commitments for executive directors' insurance and pension (including the €19,968,381 allocated during
2008) stand as follows:

                                   2008
Chairman & CEO    €72,546,963
President & COO   €52,494,818
Director & Company Secretary   €8,710,144

Other remuneration

All the executive directors together have also received other remuneration during 2007, eg, for car rentals and insurance. The total amount is as follows:
€8,938 for the chairman & CEO; €15,750 for the president & COO, and €13,458 for the Company secretary.

On the date of this report, neither BBVA nor any of its Group companies have granted any loans or guarantees to the executive directors.

Main characteristics of the executive directors' contracts with BBVA

The contracts that the executive directors signed in 2001 and 2002 are open-ended, ad personam and reflect the terms and conditions for salaries and the remuneration items mentioned in article 50.b of the BBVA bylaws. These were described above in the corresponding section, and contain no pre-established period of notice.

The chairman & CEO will be entitled to retire as an executive director at any time after his 65th birthday and the president & COO and the director & company secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and on vesting their right to the pension once they reach said ages they will render the severance-indemnity agreed under their contracts null and void.

In application of article 50.b of the bylaws, the contracts that the executive directors sign with the members of the Appointments & Remuneration committee determine their right to be paid indemnity if they leave on grounds other than their own wish to leave, retirement, disability or dereliction of duty. This indemnity would amount to the product of multiplying by five the sum determined for the gross remuneration payable over the year prior to leaving their post(s)
as executive director(s) in the cases of the chairman & CEO and the director &
company secretary, and the average from the two years prior to this in the case of the president & COO, on the basis of their fixed remuneration and part of their variable annual remuneration.

Additionally to this, and under the same conditions, each executive director is entitled to receive a sum determined by the amount at which their acquired rights are valued according the actuarial calculations, in compliance with the requirements regarding pensions at the moment the contract is terminated.

Moreover, at the moment the executive director stands down, he will be unable to provide services to other financial institutions competing with the Bank or its subsidiaries for two years, as established in the board regulations.

With these guidelines and conditions, the Appointments & Remuneration board quantified the indemnities payable to the executive directors were the severance to occur during 2009 on grounds not including the director's own will, retirement, disability or dereliction of duty. They would be as follows;
€93,704,938 for the chairman & CEO, €68,673,924 for the president & COO and
€15,057,170 for the Company secretary.

 Remuneration system for non-executive BBVA directors

BBVA has set up a remuneration system tailored to the posts of non-executive
BBVA directors, different from the system for the executive directors. It is based on their responsibilities, dedication and incompatibilities as a function of the post they hold.

The duties of BBVA board members require a lot of time and work, as the Group's governing bodies are intensely active. There is a high number of meetings held both by the board of directors and the various committees helping it in the performance of its duties. The number of meetings held in 2008 was:

                                       Number of meetings
Board of Directors     13
Executive Committee     18
Audit & Compliance Committee    15
Risks Committee     45
Appointments & Remuneration Committee           5

Directors are also subject to a strict regime of incompatibilities in sitting on governing bodies of group companies or associated undertakings. Thus, except for executive directors with express authorisation, board members may not take up directorships in subsidiaries or associated undertakings, when the directorship is linked to the group's shareholding in such company.

Moreover, when the current board members leave their Bank directorship, they may not provide services to another financial institution in competition with the bank or its subsidiaries for two years, except with express authorisation from the board. Such authorisation may be denied on the grounds of corporate interest.

Non-executive directors are subject to a system regulating possible conflicts of interest between their private activity and the performance of their duties as
BBVA director. The system is governed by the board regulations.

On the basis of the foregoing, the remuneration system for non-executive directors comprises the following elements:

Annual Remuneration

Non-executive directors receive an annual payment for sitting on the BBVA board, and another fixed amount for their membership of different committees. Chairing a committee is given a higher weighting, and the amount for committee members reflects the different duties of each committee.

The board of directors periodically reviews these fixed components in order to ensure they keep up with changing market circumstances and any changes in the kind of duties that the BBVA directors perform. These amounts have not been updated since July 2007.

The remuneration paid to the non-executive directors during 2008 is given below.
The figures are itemised for membership of committees and the posts held on the committees:

Director Board Executive  Audit &   Risks  Appointments & Total 2008 Total 2007
              Committee  Compliance Committee Remuneration
Committee             Committee
Tomás Alfaro Drake   €128,724  €0  €71,400 €0  €0  €200,124 €192,108
Juan Carlos Álvarez  €128,724 €166,752  €0      €0  €42,840 €338,316 €324,012
Mezquiriz
Rafael Bermejo Blanco€128,724   €0     €178,512 €106,920 €0 €414,156 €311,675
Richard C. Breeden  €349,920 €0  €0  €0       €0 €349,920 €336,960
Ramón Bustamante y de la Mora €128,724 €0 €71,400 €106,920 €0 €307,044 €294,168
José Antonio Fernández Rivero(*) €128,724 €0 €0 €213,840 €0 €342,564 €328,074
Ignacio Ferrero Jordi  €128,724 €166,752 €0  €0 €42,840 €338.316 €324,012
Román Knörr Borrás  €128,724 €166,752 €0  €0 €0     €295,476 €283,122
Carlos Loring Martínez de Irujo  €128,724 €0 €71,400€0 €107,112 €307,236 94,348
Enrique Medina Fernández €128,724 €166,752 €0  €106,920 €0 €402,396€385,182
Susana Rodríguez Vidarte €128,724 €0 €71,400 €0 €42,840 €242,964 €223,263
Total                    €3,538,512  €3,296,924

 (*) Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652,000 during 2008 in early retirement payments as a former member of the BBVA management.

During 2008, €77,997.31 was paid in insurance premiums for policies with the non-executive directors as beneficiaries.

Scheme for remuneration with deferred delivery of shares

As mentioned above, this system of remuneration with deferred delivery of shares was approved by the BBVA AGM, 18th March 2006. As part of the non-executives'
remuneration, it allocates them a number of theoretical shares each year, which will be effectively delivered to them as BBVA shares on the date on which they leave the board for any cause other than dereliction of duties.
The annual number of theoretical shares allocated to non-executive directors as beneficiaries of the system shall be equivalent to 20% of the total remuneration payable the previous year to the non-executive director, according to the average closing price of BBVA stock over the 60 stock-exchange trading sessions prior to the dates of the respective AGMs that approve the financial statements for each year.

The number of theoretical shares allocated to each of the non-executive directors in 2008 as beneficiaries of the scheme for remuneration through deferred delivery of shares, corresponding to 20% of the remuneration received by said directors during 2007, and the total number of theoretical shares accumulated are shown in the following table:

Directors     Theoretical Theoretical shares
     shares 2008 accumulated
Tomás Alfaro Drake    2,655    4,062
Juan Carlos Álvarez Mezquiriz   4,477   23,968
Rafael Bermejo Blanco    4,306    4.306
Ramón Bustamante y de La Mora          4,064   23,987
José Antonio Fernández Rivero   4,533   14,452
Ignacio Ferrero Jordi    4,477   24,540
Román Knörr Borrás    3,912   19,503
Carlos Loring Martínez de Irujo  4,067   11,751
Enrique Medina Fernández   5,322   33,357
Susana Rodríguez Vidarte   3,085   13,596
Total            40,898          173,522

This long-term remuneration system is in line with international tendencies in corporate governance, since the theoretical shares allocated to the directors do not materialise until the moment they leave their post, providing this is not due to a breach of duty. Where there is such breach, the director would not receive any payment under this item.

Total remuneration of the board and future policy

The remuneration system BBVA has established for the members of its board of directors has been described in detail in this report. It is the outcome of applying the resolutions of the Bank’s corresponding governing bodies to the year, as explained. The same system will be applicable in future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.

The above notwithstanding, the Appointments & Remuneration committee, in performance of the duties conferred on it under the board regulations, periodically reviews the board of directors' remuneration policy. Under the framework established in the bylaws, it presents the board with opportune proposals with respect to the itemisation and quantification of the remuneration, taking into account the circumstances of the environment and the company’s performance.

Total board remuneration figures for the last three years were as follows:

Collective    2008   2007
Executive directors*      €11,110  €11,890
Non-executive directors  €3,539   €3,297

Thousand euros
* The remuneration figure for executive directors in 2008 includes the fixed remuneration for 2008 and the variable remuneration accrued for 2008 that will be paid in 2009. Remuneration of executive directors for 2007 includes the fixed remuneration for 2007 and the variable remuneration accrued for 2007 and paid in
2008.

WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails. 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/11/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer